UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

Equity One, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
294752100
(CUSIP Number)
Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Chaim Katzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Israel

	7	SOLE VOTING POWER

NUMBER OF		882,186.25 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,398,013.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		882,186.25 (1)

WITH	10	SHARED DISPOSITIVE POWER

46,398,013.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,280,199.967

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Explanatory Note for Item 5.

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit-Globe Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,210,977.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		46,210,977.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,210,977.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS M G N (USA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,930,907.717

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,930,907.717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,930,907.717

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS GAZIT (1995), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,646,801.057

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,646,801.057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,646,801.057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS MGN America, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,190,461.413

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,190,461.413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,190,461.413

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Hollywood Properties Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,280,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,280,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,280,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit Canada, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,280,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,280,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,280,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Gazit America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,280,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,280,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,280,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Silver Maple (2001), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,893,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,893,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,893,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100

1	NAMES OF REPORTING PERSONS Ficus, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,386,857

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,386,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,386,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	294752100
Explanatory Note: This Amendment No. 14 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), Hollywood Properties Ltd. (“Hollywood”), Gazit Canada, Inc. (“GCI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 24, 2009, Amendment No. 11 to the Initial 13D, filed August 14, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010 and this Amendment No. 14 shall be collectively referred to herein as the “Schedule 13D.”
This Amendment No. 14 reflects the following changes:
•	The beneficial ownership of an additional 900,000 Shares by the Gazit Group as a result of the acquisition of such Shares by America and Silver Maple.
•	The extension of the term of the Alony Stockholders Agreement (defined below) to December 31, 2010.

Item 3.	Source and Amount of Funds and Other Consideration.
Item 3 is amended and restated in its entirety as follows:
The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below. No other Reporting Person directly holds Shares.

			Approximate Net
Reporting Person	Shares Held		Investment Cost
Chaim Katzman	1,069,222.250	(1)		(2)
MGN	7,093,645.247		$88,669,062
1995	7,646,801.057		$122,696,768
America	17,190,461.413		$258,114,010
Silver Maple	8,893,213.000		$115,735,503
Ficus	5,386,857.000		$69,160,000

Total	47,280,199.967		$654,375,343	(3)

(1)	Includes 187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters. Does not include options held by Mr. Katzman. See Explanatory Note for Item 5.

(2)	Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.

(3)	Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.

CUSIP No.	294752100
All Shares held by Chaim Katzman, MGN, 1995 and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D. Of the total Shares held by America, 16,390,461.413 Shares were acquired more than 60 days prior to the filing date of this Schedule 13D. Of the total Shares held by Silver Maple, 8,793,213 Shares were acquired more than 60 days prior to the filing date of this Schedule 13D. The consideration for America’s and Silver Maple’s acquisitions of the Issuer’s stock during the past 60 days was cash available on hand and from borrowings made in the ordinary course of business under a revolving credit facility.

Item 5.	Interests in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety.
The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 93,566,139 Shares issued and outstanding, as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarter Ended September 30, 2010 filed with the Securities and Exchange Commission on November 1, 2010, plus an additional issuance of 8,000,000 Shares issued by the Issuer in connection with its Share Offering that closed on December 14, 2010.
Chaim Katzman
(a) Aggregate Number of Shares beneficially owned: 47,280,199.967 (46.6% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 882,186.25

(ii)	Shared power to vote or to direct the vote: 46,398,013.717

(iii)	Sole power to dispose or to direct the disposition of: 882,186.25

(iv)	Shared power to dispose or to direct the disposition of: 46,398,013.717
Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:
•	Mr. Katzman has sole voting and dispositive power of 882,186.25 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,317 options of which 327,987.75 are currently vested and exercisable and another 109,329.25 become vested on December 31, 2010); and

CUSIP No.	294752100
•	Mr. Katzman shares voting and dispositive authority over 7,093,645.247 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 7,646,801.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 17,190,461.413 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.
(c) Mr. Katzman has not effected any transactions in the Shares during the past 60 days. Prior to that date, in connection with Mr. Katzman extending his existing employment agreement with the Issuer, the Issuer granted Mr. Katzman 380,000 Shares on August 9, 2010.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.
(e) Not applicable.
Gazit
(a) Aggregate Number of Shares beneficially owned: 46,210,977.717 (45.5% of the Shares).
(b) Number of Shares as to which such person has:

CUSIP No.	294752100
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 46,210,977.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 46,210,977.717
Of the Shares beneficially owned by Gazit as of the date of this filing:
•	Gazit shares voting and dispositive authority over 7,093,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 7,646,801.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 17,190,461.413 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 8,893,213 Shares with Mr. Katzman GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•	Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.
(c) Gazit has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.
(e) Not applicable.

CUSIP No.	294752100
MGN
(a) Aggregate Number of Shares beneficially owned: 31,930,907.717 (31.4% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 31,930,907.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 31,930,907.717
•	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 17,190,461.413 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 7,646,801.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.
(c) MGN has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.
(e) Not applicable.
1995
(a) Aggregate Number of Shares beneficially owned: 7,646,801.057 (7.5% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,646,801.057

CUSIP No.	294752100
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,646,801.057
•	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c) 1995 has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.
(e) Not applicable.
America
(a) Aggregate Number of Shares beneficially owned: 17,190,461.413 (16.9% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 17,190,461.413

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 17,190,461.413
•	America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No.	294752100
(c) America has effected the following transactions in the Shares during the past 60 days:

PurchaseTrade Date	No. of Shares	Average Price Per Share (1)	Total Cost (1)
12/14/2010(1)	800,000	$16.90	$13,520,000

(1)	Purchases by America were made directly from Equity One as part of Equity One’s common stock offering.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.
(e) Not applicable.
Hollywood
(a) Aggregate Number of Shares beneficially owned: 14,280,070 (14.1% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,280,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,280,070
•	Hollywood shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, including Hollywood and GCI. Mr. Katzman may be deemed to control Gazit; and

•	Hollywood shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, including Hollywood and GCI. Mr. Katzman may be deemed to be control Gazit.
(c) GCI, which is controlled by Hollywood, recently became a direct parent of GAA. See Item 5(c) for GAA.

CUSIP No.	294752100
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Hollywood.
(e) Not applicable.
GCI
(a) Aggregate Number of Shares beneficially owned: 14,280,070 (14.1% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,280,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,280,070
•	GCI shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, including GCI and Hollywood. Mr. Katzman may be deemed to control Gazit; and

•	GCI shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, including GCI and Hollywood. Mr. Katzman may be deemed to control Gazit.
(c) GCI recently became a direct parent of GAA. See Item 5(c) for GAA.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GCI.
(e) Not applicable.
GAA
(a) Aggregate Number of Shares beneficially owned: 14,280,070 (14.1% of the Shares).
(b) Number of Shares as to which such person has:

CUSIP No.	294752100
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,280,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,280,070
•	GAA shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•	GAA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) GAA has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.
(e) Not applicable.
Silver Maple
(a) Aggregate Number of Shares beneficially owned: 8,893,213 (8.8% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,893,213

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,893,213
•	Silver Maple shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

CUSIP No.	294752100
(c) Silver Maple has effected the following transactions in the Shares during the past 60 days:

Purchase/Trade Date	No. of Shares	Average Price Per Share (1)	Total Cost (1)
12/14/2010(1)	100,000	$16.9	$1,690,000

(1)	Purchases by Silver Maple were made directly from Equity One as part of Equity One’s common stock offering.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.
(e) Not applicable.
Ficus
(a) Aggregate Number of Shares beneficially owned: 5,386,857 (5.3% of the Shares).
(b) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,386,857

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,386,857
•	Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.
(c) Ficus has not effected any transactions in the Shares during the past 60 days.
(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

CUSIP No.	294752100
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
Item 6 is amended to reflect that the term of the Stockholders Agreement dated as of October 4, 2000 (as amended and/or restated to date, the “Alony Stockholders Agreement”) among the Issuer, Alony Hetz Properties & Investments, Ltd., an Israeli corporation (“AHPI”), Gazit, MGN and 1995 (the “Gazit-Globe Group”), has been extended from October 4, 2010 to December 31, 2010. The Gazit-Globe Group and AHPI are negotiating a further extension of the Alony Stockholders Agreement that is expected to be entered into following the end of the current extended term.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: December 23, 2010	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: December 23, 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

Date: December 23, 2010	By:	/s/ Varda Zuntz
		Name:	Varda Zuntz
		Title:	Corporate Secretary

M G N (USA) INC.
Date: December 23, 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: December 23, 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

GAZIT (1995), INC.
Date: December 23, 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: December 23, 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

MGN AMERICA, LLC
Date: December 23, 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

Date: December 23, 2010	By:	/s/ Sean Kanov
		Name:	Sean Kanov
		Title:	Controller

HOLLYWOOD PROPERTIES LTD.
Date: December 23, 2010	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Authorized Signatory

Date: December 23, 2010	By:	/s/ Varda Zuntz
		Name:	Varda Zuntz
		Title:	Authorized Signatory

GAZIT CANADA, INC.
Date: December 23, 2010	By:	/s/ Dori Segal
		Name:	Dori Segal
		Title:	President

Date: December 23, 2010	By:	/s/ Alex Correia
		Name:	Alex Correia
		Title:	Secretary

GAZIT AMERICA, INC.
Date: December 23, 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Chief Executive Officer

Date: December 23, 2010	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Chief Financial Officer

SILVER MAPLE (2001), INC.
Date: December 23, 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Vice President

Date: December 23, 2010	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Secretary & Treasurer

FICUS, INC.
Date: December 23, 2010	By:	/s/ Gail Mifsud
		Name:	Gail Mifsud
		Title:	Vice President

Date: December 23, 2010	By:	/s/ Lenis Quan
		Name:	Lenis Quan
		Title:	Secretary & Treasurer